CERTIFICATE OF QUALIFIED PERSON

Charles Richard (Chuck) Edwards, P.Eng.
AMEC Americas Limited
301 - 121 Research Drive
Saskatoon, SK S7N 1K2
Tel: 306-477-1155 x539
Fax: 306-477-1161
chuck.edwards@amec.com

I, Charles Richard (Chuck) Edwards, P.Eng., FCIM, am employed as Director, Metallurgy with AMEC Americas Limited.

This certificate applies to the technical report entitled “Michelin Uranium Project, Labrador, Canada, NI 43-101 Technical Report on Preliminary Assessment” and dated 1 August 2009 (the “Technical Report”), prepared on behalf of Fronteer Development Group Inc.

I am a registered Professional Engineer with the Association of Professional Engineers & Geoscientists of Saskatchewan (APEGS), member 05915. I graduated from Queen’s University with a B.Sc. (Engineering Chemistry) in 1965 and an M.Sc. (Chemical Engineering) in 1969.

I have practiced my profession for 38 years. I have been directly involved in mineral processing and extractive metallurgy, with experience in research and development, plant operations, project management, and process and plant engineering design. I have worked for over 20 years specifically in aspects of mineral processing and extractive metallurgy of uranium projects.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I have not visited the Michelin uranium project.

I am responsible for Sections 1, 2, 3, 16, 19.7, 19.14, 19.15, 20, 21, 22, and 23 of the Technical Report.

I am independent of Fronteer Development Group Inc. as independence is described by Section 1.4 of NI 43–101.

I have been involved with the Michelin uranium project since July 2009 as part of preparation of this Technical Report.

I have read NI 43–101 and this report has been prepared in compliance with that Instrument.

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604) 664-3030
Fax (604) 664-3057	www.amec.com

As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

“Signed and sealed”

Charles Richard (Chuck) Edwards, P. Eng.

Dated: 23 October 2009

AMEC Americas Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel (604) 664-3030
Fax (604) 664-3057	www.amec.com